

March 3, 2017

Mr. Matthew E. Oakes
Chief Executive Officer and President
Paybox Corp
500 E. Broward Blvd., Suite #1550
Ft. Lauderdale, FL 33394

> **Re:** **Paybox Corp**
> **Amendment No. 2 to Schedule 13E-3**
> **Filed February 24, 2017**
> **File No. 005-78531**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed February 24, 2017**
> **File No. 000-20660**

Dear Mr. Oakes:

We have reviewed your filings and have the following comments.

Revised Preliminary Proxy Statement on Schedule 14A

General

1. We note your response to prior comment 1. As requested, please provide appropriate disclosure regarding the effects of the increase in authorized but unissued common stock. Refer to SEC Release No. 34-15230.

Annex B

2. We note your response to prior comment 5. As requested, please disclose whether Kidron intends to assert the substance of the disclaimer as a defense to shareholder claims that might be brought against it under applicable state law.

You may contact me at (202) 551-3503 if you have any questions.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: Alexander Traum, Esq.
        Kramer Levin Naftalis & Frankel LLP